Exhibit 21.1

List of Principal Subsidiaries and VIE of the Registrant

Principal Subsidiaries	Place of Incorporation

CDP Group Limited	British Virgin Islands

CDP Information Technology (Shanghai) Co., Ltd.	PRC

VIE	Place of Incorporation

Shanghai Caishuo Talent Information Co., Ltd.	PRC

VIE’s Subsidiaries	Place of Incorporation

Ningbo Caishuo Human Resources Service Co., Ltd.	PRC

Shanghai Caishuo Human Resources Service Co., Ltd.	PRC